SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For November 10, 2003


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

            Form 20-F [X]                            Form 40-F [ ]



[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

            Yes [ ]                                  No [X]

                      BONSO ELECTRONICS INTERNATIONAL INC.

              Information for the Quarter Ended September 30, 2003

                                TABLE OF CONTENTS

      REPORT FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2003 ON FORM 6-K


                                                                            Page
                                                                            ----

Second Quarter Shareholders Letter                                            4

Consolidated Financial Statements

Audited Consolidated Balance Sheets as of March 31, 2003 and
Unaudited Consolidated Balance Sheets as of
     September 30, 2003                                                       6

Unaudited Consolidated Statements of Income and
     Comprehensive Income for the Six-Month Periods
     Ended September 30, 2002 and 2003 and the Three-Month
     Periods Ended June 30, 2002 and 2003                                     8

Management Discussion and Analysis of Financial Conditions                    9
and Results of Operations
     Results of Operations                                                    9
     Liquidity and Capital Resources                                         12

Stock Repurchase Program                                                     13

Warrant Expiration                                                           13

Legal Proceedings                                                            13

Press Release Reporting Second Quarter Results                               16

Signature                                                                    17

                [Bonso Electronics International Inc. Letterhead]

Dear Shareholders:                                              10 November 2003

The first half was a period of exceptional growth for our company, and we believe that the dynamics that have driven this growth are continuing unabated. Building capabilities in-house to respond rapidly to high volume customer demand has taken years and cost a significant amount of money. It appears these investments in people, plant and equipment are starting to pay off with increased sales and profits from new, as well as, existing customers.

Net income of approximately $1,504,000 or $0.265 per share (diluted) on revenues of approximately $41,080,000 for the six months ended 30 September 2003, represented an increase of 174% and 98% respectively over earnings of approximately $549,000 or $0.096 per share (diluted) and sales of approximately $20,728, 000 posted in the same period last year.

Net income in the three months ended 30 September 2003 rose to approximately $796,000 or $0.140 per share over approximately $26, 000 and $0.005 per share for the same period last year, an increase of 2,962%. Sales increased to approximately $21,035,000, a 98% increase over approximately $10,611,000 last year.

I am pleased to report that for the second quarter in a row our sales came close to doubling last year's levels. These sales improvements came from increases in both telecom and sensor based scale products.

 I feel the first half year's results represent a significant positive change in our business. The steps we have taken to provide for vertical integration in our manufacturing operation so that we are less dependent upon third party suppliers and vendors have contributed to our financial success. This makes for an extremely flexible, fast moving, competent organization, capable of responding quickly to changing customer requirements.

The first half year's results further demonstrated that we were able to significantly increase our sales volume while maintaining positive cash flow from operations, improve our cash and cash equivalents position to approximately $15,000,000 or $2.64 per share with long term debt of approximately $1,318,000. Although I am very optimistic about Bonso's financial performance during the current fiscal year, I do not expect to sustain the almost doubling of sales in the second half of the year as a result of increased seasonality in the sales of the Company's major product lines.

Credit for these increases rests squarely with our employees. Our employee teams have worked tirelessly to help reduce material costs, refine processes, improve delivery and cut overall expenses through productivity and lean manufacturing initiatives

As we look forward, we believe we are well positioned to forge ahead with our long-term growth strategies. We will continue to work closely with our existing customers to innovate and assist them in designing cost effective and competitive solutions for their needs and desires. We will continue to expand our global reach and aggressively pursue new customer relationships for sensor based and telecommunications applications. We will also continue seeking new acquisition candidates to fit our search profile of innovative sensor technology, as well as, companies that may benefit from a relationship with an off-shore manufacturing company like Bonso.

We remain cautiously optimistic in the short-to medium-term global economic outlook. The world's economy remains fragile as economic expansion in Europe and in the United States moves ahead at between 2 and 4 percent a year; China is expected to deliver annual growth of 8 percent. China offers a cheap, educated workforce, a booming population and an emerging middle class. China is attracting sophisticated investors, such as Warren Buffet who recently purchased 13.5% of Petro China. Direct foreign investment in China is expected to double in 2003 to $60 billion. Further driving growth is China's entry into the World Trade Organization, as well as, the 2008 Olympics in Beijing. As the time for the Olympics approaches, increased journalistic coverage should improve the world's opinion of China's technological capabilities.

We shall endeavor to continue to earn your support through hard work, open communications and superior performance. We appreciate your confidence and will continue to strive every day to enhance returns on your invested capital.

Best regards,
Bonso Electronics International, Inc.

/s/ Anthony So
--------------
Anthony So
Chairman, President and Chief Executive Officer

U. S. Contact: George O'Leary (949) 760 9611. (949) 760 9607 (Fax) Hong Kong
Contact: Cathy Pang (852) 2605 5822. (852) 2691 1724 Attachments: 1. Balance Sheet 2. Income Statement

The statements contained in this release which are not historical fact are forward looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, seasonality of sales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.


                          BONSO ELECTRONICS INTERNATIONAL INC.
                               CONSOLIDATED BALANCE SHEET
                                    (In U.S. Dollars)

                                                                      Sept 30     March 31
                                                                      -------     --------
                                                                         2003         2003
                                                                         ----         ----
                                                                  (Unaudited)    (Audited)
Assets

Current assets
 Cash and cash equivalents                                         14,959,859    3,633,528
 Restricted cash deposits                                                --      4,104,168
 Trade receivables, net                                            10,282,453    6,191,627
 Inventories, net                                                   9,454,532   12,656,518
 Notes receivable                                                        --        358,188
 Tax recoverable                                                      458,525       52,087
 Deferred income tax assets - current                                  38,348       38,348
 Other receivables, deposits and prepayments                        1,089,105    1,166,234


 Total current assets                                              36,282,822   28,200,698
                                                                   ----------   ----------


Deposits                                                              551,399      551,399
Deferred income tax assets - non current                               42,559      128,887
Goodwill                                                            1,089,258    1,100,962
Brand name, net                                                     2,614,851    2,597,392


Property, plant and equipment                                      17,636,936   16,331,398



 Total assets                                                      58,217,825   48,910,736
                                                                   ----------   ----------


Liabilities and shareholders' equity

Current liabilities
 Bank Overdraft                                                       292,506      216,410
 Notes payable                                                      7,618,566    4,818,971
 Accounts payable                                                  10,928,516    6,350,527
 Accrued charges and deposits                                       2,056,832    1,827,286
 Short-term loans                                                   4,472,729    4,727,988
 Current portion of long-term debt and capital lease obligations      552,063      482,940
                                                                   ----------   ----------

 Total current liabilities                                         25,921,212   18,424,122
                                                                   ----------   ----------


                                           6

Long-term debt and capital lease obligations, net of current maturities         1,317,555       606,488


Minority Interests                                                                 92,369        55,275

Redeemable Common Stock
Redeemable Common Stock par value $0.003 per share - issued and outstanding shares : March 2003 - 180,726
  September 2003 - 180,726                                                      1,445,808     1,445,808

Shareholders' equity

Preferred stock par value $0.01 per share
-authorized shares - 10,000,000

-issued and outstanding shares : March & September-0                                 --            --
 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
 - issued and outstanding shares : March 2003 - 5,529,133                          16,488        16,583
   September 2003 - 5,494,657
 Additional paid-in capital
                                                                               21,394,128    21,458,376
 Capital Reserves

 Retained earnings                                                              7,752,359     6,533,224
 Accumulated other comprehensive income                                           277,906       409,692
 Common stock held in treasury, at cost                                              --         (38,832)
                                                                              -----------   -----------

                                                                               29,440,881    28,379,043
                                                                              -----------   -----------

Total liabilities and shareholders' equity
                                                                               58,217,825    48,910,736
                                                                              -----------   -----------





                                                7

                                 BONSO ELECTRONICS INTERNATIONAL INC.
                                    CONSOLIDATED INCOME STATEMENT
                                   (In Thousands of U.S. Dollars)
                                             Unaudited

                                                  Three months ended Sept 30   Six months ended Sept 30
                                                  --------------------------   ------------------------
                                                      2003          2002          2003          2002
                                                   ----------    ----------    ----------    ----------

Net sales
                                                       21,035        10,611        41,080        20,728
Cost of sales
                                                      (17,022)       (7,797)      (33,251)      (15,046)
                                                   ----------    ----------    ----------    ----------
Gross margin                                            4,013         2,814         7,829         5,682

Selling expenses                                          653           545         1,482         1,002
Salaries and related costs                              1,246         1,199         2,522         2,186
Research and development expenses                         158            75           256           152
Administration and general expenses                       925           883         1,714         1,477
Amortization of Brand Name                                 45            11           102           114
                                                   ----------    ----------    ----------    ----------
Income from operations                                    986           101         1,753           751
Interest Income                                            12            30            24            30
Other income                                               37           143           164           276
Interest Expenses                                        (191)         (153)         (465)         (314)
Foreign exchange gains                                     62            20            80            16
Consultancy fee                                                         (96)         --            (191)
                                                   ----------    ----------    ----------    ----------
Income before income taxes and minority interest          906            45         1,556           568
Income tax expense                                        (96)          (11)          (15)          (11)
                                                   ----------    ----------    ----------    ----------
Net income before minority interest                       810            34         1,541           557
Minority interests                                        (14)           (8)          (37)           (8)
                                                   ----------    ----------    ----------    ----------
Net income                                                796            26         1,504           549
                                                   ----------    ----------    ----------    ----------

Earnings per share
 Basic & diluted                                        0.140         0.005         0.265         0.096


Weighted average shares Outstanding                 5,675,383     5,709,859     5,675,383     5,709,859



                                                    8

Management Discussion and Analysis of Financial Conditions and Results of Operations
-------------------------------------------------------------------------

     This section and other parts of this Form 6-K contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" contained in the Company's Form 20-F that was filed with the Securities and Exchange Commission for the Fiscal Year Ended March 31, 2003. The following discussion should be read in conjunction with the 2003 Form 20-F for the fiscal year ended March 31, 2003, and the condensed consolidated financial statements included elsewhere in this Form 6-K. All information is based on the Company's fiscal calendar.

Results of Operations
---------------------

Six Month Period ended September 30, 2003 compared to the Six Month period ended September 30, 2002

     Net Sales. Our sales increased 98% from approximately $20,728,000 for the six-month period ended September 30, 2002, to approximately $41,080,000 for the six-month period ended September 30, 2003. The driving force behind the increase came from the strong growth of both scales and telecommunication products. Our scales business increased by approximately $8,300,000 from $14,700,000 for the period ended September 30, 2002 to $23,000,000 for the period ended September 30, 2003. Orders for telecommunications products increased by approximately $12,000,000 from approximately $6,000,000 for the period ended September 30, 2002 to $18,100,000 for the period ended September 30, 2003.

     Gross Margin. Gross margin as a percentage of revenue declined to 19% during the six-month period ended September 30, 2003 as compared to 27.4% during the same period in the prior year. This decline was principally caused by increased pressure upon the sales price of our FRS telecommunication products and also as a result of increased sales of body scales to new customers. Since body scales have a lower gross margin, this change in our product mix has impacted the Company's gross margin.

     Selling Expenses. Selling expenses increased by 48% from approximately $1,002,000 for the six-month period ended September 30, 2002 to approximately $1,482,000 for the six-month period ended September 30, 2003. This increase is primarily attributable to the increased sales volume experienced during this six-month period when compared to the same period in the prior year. However, selling expenses decreased as a percentage of revenue to 3.6% during the period ended September 30, 2003 as compared to 4.8% during the prior year.

     Salaries And Related Costs. Salaries and related costs increased by 15% from approximately $2,186,000 for the six-month period ended September 30, 2002 to approximately $2,522,000 for the six-month period ended September 30, 2003. This increase was primarily due to the inclusion of an additional four months of Gram Precision salaries, which was acquired by Bonso on August 1, 2002.

     Research And Development. Research and development expenses increased 68% from approximately $152,000 for the six month period ended September 30, 2002 to approximately $256,000 for the six month period ended September 30, 2003 due to increased research and development activities for telecommunications products and new models of scales. Research and Development as a percentage of revenue declined to 0.6% during the period ended September 30, 2003 as compared to 0.7% during the prior year.

     Administration And General Expenses. Administration and general expenses increased by 16% from approximately $1,477,000 for the six-month period ended September 30, 2002 to approximately $1,714,000 for the six-month period ended September 30, 2003. This increase was primarily due to the inclusion of an additional four months administration and general expenses of Gram Precision, which was acquired by Bonso on August 1, 2002, and an increase in insurance premiums covering our plant and business operations.

     Amortization Of Brand Names. The brand name is amortized using the straight-line method over the related estimated useful life of 15 years.

     Income From Operations. As a result of the above changes, income from operations increased by 133% from approximately $751,000 for the six-month period ended September 30, 2002 to $1,753,000 for the six-month period ended September 30, 2003.

     Interest Income. Interest income amounted to approximately $24,000 for the six-month period ended September 30, 2003, compared to $30,000 in the six-month period ended September 30, 2002. This decrease was mainly due to generally lower interest rates for deposits despite the increase of cash balances with our banks.

     Other Income. Other income decreased 41% from approximately $276,000 for the six-month period ended September, 2002 to approximately $164,000 for the six-month period ended September 30, 2003. The decrease resulted from lower sales of scrap during the period and a decrease in other adjustments that had resulted in the generation of other income during the same period in the prior year.

     Interest Expenses. Interest expenses increased 48% from approximately $314,000 for the six-month period ended September 30, 2002 to approximately $465,000 for the six-month period ended September 30, 2003. This increase primarily resulted from fact that the Company used more of its banking facilities to support sales during the current fiscal year.

     Foreign Exchange Gains. Foreign exchange gain increased from approximately $16,000 for the six-month period ended September 30, 2002 to a gain of approximately $80,000 for the six-month period ended September 30, 2003. The gain was primarily attributable to the revaluation of United States denominated liabilities in Gram Precision.

     Consultancy Fee. We entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service was from July 2000 to January 2003. A total consultancy fee of $1,144,260 was capitalized in 2000 and was amortized over three years of the contract, resulting in a non-cash consultancy fee of approximately $191,000 for the six month period ended September 30, 2002, relating to warrants that were issued to the consultant. There was no consultancy fee for the six-month period ended September 30, 2003.

     Net Income. As a result of the above changes, net income increased from approximately $549,000 for the six month period ended September 30, 2002 to $1,504,000 for the six month period ended September 30, 2003, an increase of approximately $955,000, or 174%.

Three Month Period ended September 30, 2003 compared to the Three Month period ended September 30, 2002

     Net Sales. For the three months ended September 30, 2003, net sales of approximately $21,035,000 represented an increase of approximately $10,424,000, or 98%, from the same prior year period. The increase was primarily due to strong growth of both scales and telecommunication products.

     Gross Margin. Gross margin as a percentage of revenue declined to 19% during the three-month period ended September 30, 2003 as compared to 26.5% during the prior year. . This decline was principally caused by increased pressure upon the sales price of our FRS telecommunication products and also as a result of increased sales of body scales to new customers. Since body scales have a lower gross margin, this change in our product mix has impacted the Company's gross margin.

     Selling Expenses. Selling expenses increased by 19.8% from approximately $545,000 for the period ended September 30, 2002 to approximately $653,000 for the period ended September 30, 2003. This increase is primarily attributable to the increased sales volume experienced during the three-month period when compared to the same period in the prior year. However, selling expenses decreased as a percentage of revenue to 3.1% during the period ended September 30, 2003 as compared to 5.1% during the same period in the prior year.

     Salaries And Related Costs. Salaries and related costs increased by 3.9% from approximately $1,199,000 for the three months ended September 30, 2002 to approximately $1,246,000 for the three months ended September 30, 2002. This increase was primarily due to an increase in the number of employees.

     Research And Development. Research and development expenses increased 110% from approximately $75,000 for the three months ended September 30, 2002 to approximately $158,000 for the three months ended September 30, 2003 due to increased research and development activities for telecommunications products and new models of scales.

     Administration And General Expenses. Administration and general expenses increased by 4.7% from approximately $883,000 for the three months ended September 30, 2002 to approximately $925,000 for the three months ended September 30, 2003. This increase was primarily due to additional expenses associated with the increased selling activities.

     Income From Operations. As a result of the above changes, income from operations decreased by 876% from approximately $101,000 for the three months ended September 30, 2002 to $986,000 for the three months ended September 30, 2003.

     Interest Income. Interest income amounted to approximately $12,000 for the three months ended September 30, 2003, compared to $30,000 in the three months ended September 30, 2002. This decrease primarily resulted from generally lower interest rates for deposits despite the increase of cash balances with our banks.

     Other Income. Other income decreased 74% from approximately $143,000 for the three months ended September, 2002 to approximately $37,000 for the three months ended September 30, 2003. The decrease resulted from lower sales of scrap during the period and a decrease in other adjustments that had resulted in the generation of other income during the same period in the prior year.

     Interest Expenses. Interest expenses increased 24% from approximately $153,000 for the three months ended September 30, 2002 to approximately $191,000 for the three months ended September 30, 2003. This increase primarily resulted from the fact that the Company used more of its banking facilities to support sales during the current fiscal year.

     Foreign Exchange Losses/Gains. Foreign exchange gain improved from approximately $20,000 for the three months ended September 30, 2002 to a gain of approximately $62,000 for the three months ended September 30, 2003. This increase primarily resulted from the revaluation of United States denominated liabilities in Gram Precision.

     Consultancy Fee. We entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service was from July 2000 to January 2003. A total consultancy fee of $1,144,260 was capitalized in 2000 and was amortized over three years of the contract, resulting in a non-cash consultancy fee of approximately $96,000 for the period ended September 30, 2002, relating to warrants that were issued to the consultant. There was no consultancy fee for the three-month period ended September 30, 2003.

     Net Income. As a result of the above changes, net income decreased from approximately $26,000 for the three month ended September 30, 2002 to $796,000 for the three months ended September 30, 2003, an increase of approximately $770,000, or 2,962%.

Liquidity and Capital Resources
-------------------------------

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic acquisitions and to fund increases in inventory and accounts receivable resulting from increased sales.

     We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months. As of September 30, 2003, we had $14,959,859 in cash and cash equivalents as compared to $10,560,667 as of June 30, 2003. Working capital at September 30, 2003 was $10,361,610 compared to $10,372,903 at June 30, 2003.
We believe our working capital is sufficient for our present requirements.

Stock Repurchase Program
------------------------

     In August 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. Three thousand seven hundred seventy six (3,776) shares were repurchased during the first six months of fiscal 2003. The Company may from time to time repurchase shares of its Common Stock under this program.

Warrant Expiration
------------------

Currently, the Company has outstanding 2,174,403 warrants to purchase common stock which are publicly traded on NASDAQ under the symbol BNSOZ and are exercisable to purchase 1,087,201 shares of common stock at $17.50 per share. The warrants originally were exercisable any time prior to 2:00 p.m. (Pacific
Time) on December 31, 2001. In October 2001, the board of directors extended the expiration date until December 31, 2002, and in July 2002, extended the expiration date until December 31, 2003. The warrants expire on December 31, 2003, and the Company does not intend to extend the expiration date of the warrants. Holders of the warrants are cautioned that upon expiration of the warrants, the warrants will have no value and the holders will not be able to exercise their warrants to purchase shares of the Company's common stock.

Legal Proceedings
-----------------

     In May of 2001, Bonso acquired KORONA Haushaltswaren GmbH & Co. KG ("Korona") from Augusta Technologie AG ("Augusta"). Part of the purchase price paid to Augusta was the issue of 180,726 shares of Bonso's restricted common stock. The Stock Purchase Agreement gave Augusta the right to exchange the common stock for a promissory note in the amount of $1,445,808 if the registration of the stock had not been declared effective by the Securities and Exchange Commission on or before January 31, 2002. Bonso filed a registration statement to register the common stock held by Augusta, which was declared effective by the Securities and Exchange Commission on March 7, 2002. In March 2002, Augusta demanded that Bonso deliver the promissory note to it in exchange for the common stock. Bonso refused to exchange the Note for the common stock for the reasons described below. The promissory note is in the amount of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which would have resulted in an interest cost of approximately $50,000 for the whole period of the promissory note.

     On October 22, 2002, Augusta filed a request for arbitration in the state of New York asserting breach of the Agreement and registration rights agreement. On January 13, 2003, we filed our answer to Augusta's request for arbitration asserting that Augusta breached the Agreement and the implied duty of good faith and fair dealing by withholding consent from Korona's auditors to assist Bonso in preparing the audited financial statements necessary for the registration of common stock. In September 2003, a three-member panel of the arbitration tribunal heard testimony from Bonso and Augusta during a two-day hearing. We have submitted post hearing arguments and as of the date of this report have not received a ruling or a request for further testimony from the tribunal.

     Although we are optimistic that we will be successful in the arbitration, there can be no assurance that this will occur. Further, if the arbitration proceeds, there will be additional legal fees, travel expenses and other costs related to the arbitration that will be incurred by us in defending the matter. If we do not succeed in the arbitration, we may be obligated to exchange the stock for the promissory note, to be repaid with accrued interest, over a nine-month period of time and may be required to reimburse Augusta its attorneys fees and expenses incurred in the arbitration.

     Management believes that Bonso was not required to accept Augusta's tender of their shares, because Augusta hindered the registration process by refusing to allow Korona's auditors to update and certify Korona's financial statements. Although management believes that it has meritorious defenses to the claims asserted by Augusta and intends to defend these claims vigorously, the outcome of the arbitration is uncertain and Bonso may not prevail in the arbitration proceeding.

     On or about August 20, 2003, Bonso and five of Bonso's directors were served with a copy of a Complaint filed on July 23, 2003 in District Court of Jefferson County, State of Colorado, Case No. 03CV2505. Plaintiffs Doug Moreland, William Pinard, Richard Pinard, Leigh Investment Company, LP, Patricia Johnson, Jason Pinard and Larry Rowe (collectively the "Plaintiffs") name Anthony So, George O'Leary, Henry F. Schlueter, Cathy Pang, and John Stewart Jackson (the "Individual Defendants") and Bonso as defendants in the case.

     The Complaint alleges that the Individual Defendants breached their fiduciary duties for insider trading and misappropriation of information by selling shares of Bonso's common stock while in possession of material adverse non-public information pertaining to Bonso's financial outlook. The Complaint also alleges that the Individual Defendants breached their fiduciary duties of care, loyalty, and good faith by causing Bonso, through its directors, to disseminate to the market materially misleading and inaccurate information and its failure to correct such information. Further the Complaint alleges that each of the Individual Defendants failed to disclose materially adverse information so the stock price would trade at artificially inflated prices. The Complaint also alleges the Defendants committed corporate waste by possessing confidential proprietary information and using such information for their personal benefit by selling shares of Bonso's common stock while providing no consideration to the Company for such benefit. The Complaint also alleges negligent misrepresentations and fraud by Bonso and the Individual Defendants for negligently representing its intention to conduct a share buyback and selling shares of Bonso at inflated prices for their own benefit. The Complaint seeks unspecified damages in an amount to be determined at trial, plus pre- and post-judgment interest, and attorneys' fees costs.

     On September 26, 2003, Bonso and the Individual Defendants filed a motion to dismiss the Complaint for lack of standing, failure to state a claim, and failure to comply with the appropriate procedural requirements for out of state defendants instituting and maintaining a legal action in the state of Colorado. On October 30, 2003, Plaintiffs filed a Verified Amended Complaint in which they added derivative claims for breach of fiduciary duties for insider selling and misappropriation of information against all defendants, breach of fiduciary duties for dissemination of misleading and inaccurate information against the Individual Defendants, and a claim for waste of corporate assets against the Individual Defendants.

     Bonso believes there is no basis for the claims asserted by the Plaintiffs in the Complaint and intends to defend this action vigorously.

Press Release
-------------

     Bonso issued the following press release on November 10, 2003.

                 Bonso Electronics Reports Record Sales for The
                        First Half with Earnings Up 174%

     HONG KONG, Nov. 10 /PRNewswire-FirstCall/- Bonso Electronics International, Inc (Nasdaq: BNSO) today reported net income of $1,504,000 or 0.265 per share (diluted) on revenues of $41,080,000 for the six months ended 30 September 2003; an increase of 174 percent and 98 percent respectively over earnings of $549,000 or $0.096 per share (diluted) and sales of $20,728,000 posted in the same period last year.

     Net income in the three months ended 30 September rose to $796,000 or $0.140 per share over $26,000 and $0.005 per share; an increase of 2,962% over the same period last year. Sales increased to $21,035,000, a 98% increase over $10,611,000 last year.

     "I am pleased to report our second quarter in a row where sales came close to doubling last year's levels. These sales improvements came from increases in both Telecom and Sensor based (scale) products," said Mr. Anthony So, Bonso Chairman, CEO and President. Mr. So further stated, "I feel the first half results represent a significant positive change in our business. Building capabilities in-house to respond rapidly to high volume customer demand has taken years and has cost a significant amount of money. It appears these investments in people, plant and equipment are starting to pay off in increased sales and profits from new, as well as, existing customers."

     "The first half results further demonstrate that we can significantly increase our sales volume while maintaining positive cash flow from operations thereby improving our cash position to over approximately $15,000,000 or $2.64 per share with little long term debt."

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     Mr. So stated that although he remains very optimistic about Bonso's financial performance during the current fiscal year, he does not expect to sustain the almost doubling of sales in the second half of the year as a result of increased seasonality in the sales of the Company's major product lines.

     Mr. So also said that the Company has received a number of inquiries with respect to the exercise price and current expiration date of the Company's publicly traded common stock purchase warrants that trade on NASDAQ under the symbol BNSOZ. He said the warrants expire on December 31, 2003, and each two warrants are exercisable to purchase one share of the Company's common stock at an exercised price of $17.5 per share. Mr. So said that the Company did not intend to extend the expiration date of the warrants.

     About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com .

     The statements contained in this press release which are not historical fact are forward looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, seasonality of sales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

     The press release also included the consolidated financial statements presented above beginning on page 6.

For more information, please contact,

     In US - George OLeary,
     Tel: +1-949-760-9611
     Fax: +1-949-760-9607

     In Hong Kong - Cathy Pang,
     Tel: +852-2605-5822
     Fax: +852-2691-1724



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Web Site:  http://www.bonso.com

SOURCE  Bonso Electronics International, Inc
    -0-             11/10/2003
    /Contact:  In US - George Oleary, +1-949-760-9611, or fax,
+1-949-760-9607; In Hong Kong, Cathy Pang, +852-2605-5822, or fax,
+852-2691-1724, both for Bonso Electronics International /
    /Web Site:  http://www.bonso.com /
    (BNSO)








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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: November 10, 2003                  By: /s/  Henry F. Schlueter
      -----------------                  ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary














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